2024 REPORT

Blind Tiger, Inc.



BLIND TIGER
SIDECAR
SOUTHSIDE
LAVENDER FRENCH 75
WARD 8
BEE'S KNEES

LETTER



Dear investors,

A Year of Momentum, Growth, and Breaking Barriers

This past year has been one of incredible progress and resilience for Blind Tiger. When you first invested, you believed in our mission—to create an inclusive drinking experience where everyone has a seat at the table, whether they choose alcohol or not. And because of your support, we've turned that vision into reality at a greater scale than before.

We've doubled our growth, expanded into 1,300+ locations, and received 36+ top-tier beverage awards (including multiple Double Golds and Non-Alcoholic Mimosa Producer of the Year). We introduced Blind Tiger Speakeasy Spirits, a low-ABV canned cocktail line, bridging the gap between NA and traditional spirits. And we've been making headway with major retailers, and statewide

distributors (now have a national grocery distributor and seven statewide distributors covering the following states: CO, MI, MA, DC, MD, DE, OH, CT) pushing our footprint further than ever before.

But it's a really tough market. Scaling in the beverage industry is tough, and breaking into new markets takes more than just a great product. We've faced retail barriers, the need for more working capital, and the ongoing challenge of shifting consumer behavior. Yet, despite those hurdles, we've kept moving forward—because we believe in this movement, and we know you do too.

This year, we're focused on bigger retail expansion, strategic partnerships with tourism (we are about to launch with Royal Caribbean) , and brand awareness to keep up the momentum. We want to be the go-to name not only in the non-alcoholic and mindful drinking space, but we want to be THE cocktail for consumers to enjoy.

Thank you for believing in us. Thank you for being part of this journey. We're just getting started.

We need your help!

Introductions and Connections - Retail & Distribution – Know someone in grocery, convenience stores, or hospitality? Introductions to buyers at national/regional chains (e.g., Whole Foods, Target, or restaurant groups) would be a game-changer.Investors & Strategic Partners – If you have contacts in CPG, beverage, or angel/VC investing, we'd love to connect with those who align with our vision.Media & Influencers – Help us get more visibility by introducing us to journalists, influencers, or media platforms that align with our mission.Spread the word!Purchase & Share – Try Blind Tiger, gift it, and tell your friends & family about us.Social Media Support – Engage with us on Instagram, LinkedIn, TikTok, and Facebook – a like, comment, or share makes a big difference.Corporate & Event Partnerships – Have a company event, wedding, or gathering? Consider Blind Tiger for your next social occasion!

Sincerely,

Rebecca Styn
_____
Founder & CEO

Rob Mahrt
_____
CFO

How did we do this year?

REPORT CARD

B+

☺ The Good

Continued Strong Growth & Expansion - In over 1300 retailers

Product & Brand Recognition - Earned over 36 top awards

Diversification - Launched Speakeasy Spirits, introducing low-ABV options to complement the spirit-free lineup

☹ The Bad

Capital Constraints & Resource Limitations – The need to raise funds shows that scaling has been tough financially.

Retail Challenges – Some placements, like Wegmans, don't allow demos or advertising, others charge slotting fees

Market Barriers – The non-alcoholic space is still emerging, and breaking into more mainstream distribution is an ongoing battle

2024 At a Glance

January 1 to December 31


$$$$

$470,111 +44%
Revenue



-$205,858
Net Loss


IOU!

$4,889 [65%]
Short Term Debt



$975,904
Raised in 2024



$98,000
Cash on Hand
As of 03/13/25

INCOME BALANCE NARRATIVE



Net Margin: -44%   Gross Margin: 45%   Return on Assets: -41%   Earnings per Share: -$0.02

Revenue per Employee: $0   Cash to Assets: 33%   Revenue to Receivables: 383   Debt Ratio: 44%

📄 BlindTigerPL_20241231.pdf   📄 BTBalanceSheet12312024.pdf

📄 Blind_Tiger_Compiled_Financial_Report__new_.pdf   📄 Blind_Tiger_Financial_Report_2024.pdf

We ❤️ Our 118 Investors

Thank You For Believing In Us

Jeffrey Scales	Hector Pascal	Ash Kumra	Sandy Yeager	Katie Dunn	Meredith Webb
Cyrille Phipps	Nick Heschke	Jeanne Petrus-Rivera	Lief Frederick	Raul Lopez	Shaun Weaver
Rod Niha	Anna Reynoso	Nathan Brewer	John Drago	Luke Henry	Dana Philibert

Kat Hale
Marvin Rivera
Betsy Butoryak
Isleifur Thorhallsson
Tamara Hoffman
Berkinshaw Charlie
Bea Habursky
Matthew Cummings
Annie Evans
Lynne B
Brian Amick
Joshua Tuck
Karl S
Amy Conway
Ron Vinyard
Jennifer Wood
Deb Sanko

Russell Plaice
Dennis Billings
Kaitlin Mark
Sheri Levy
Cheryl Ward
Norm & Elise Isler
Peter Gower
Paul F Burroughs
Lisa Hagberg
Patrick Gibson
Art Grows
Tara Quinn
Kelly Conaway
Debra Thompson
Trent Teyema
Muna Ikedionwu

Saddique Chibsah
Frances R. New
Michelle Clements
Steven Jennings
Laura Howard
Janet M Peters
Margo Wolfe
Christine Dahlkemper
Amanda Sissem
Beth Burnside
Joshua Gaughan
Randy Walker
Charles Scalise
Richart Peters
Victoria Wagner
Betsy Butoryak

Eric Mooradian
Edward Smith
Rachell FRAZIAN
Ruth Booker
Sheila Sterrett
Arthur Martinucci
Sam R
Ron Manna
Paul Sherer
Karen Rzepecki
Scott Worrall
William/Kerry Lutz
Anne O'Dell
Patricia J. Kennedy
Kelly Rodland
Michael Tkach

Erika Lafata
Julie Weyand
Justin Rucker
Andrew Gray
Robert Stanley
Breanna Adams
Andrew Esparza
Deborah A Manczka
Richard Loud
Martin Beard-Coles
Jane M. Earll
Rebecca VanAmburg
Bob Harkins
Crystal Gannon
Timothy Wachter
Kurt Kucera

Christopher Adjoodani
Stephanie Lind
Dibe Klein Wentink
Clément Chézeau
Kevin Hughes
John Loyer
Joseph Reese
Paul Lukach
Michelle Zieziula
Robert Munro
Kerry Lee Hinkson
Dylanna Jackson
Stuart Barford
David Dimond
Rochelle Krowinski
James Murray

Thank You!

From the Blind Tiger, Inc. Team



Rebecca Styn

Founder & CEO

Founder & CEO of Blind Tiger Spirit-Free Cocktails. Current valuation: $4.5M. Founder of Room 33 Speakeasy Restaurant; Ph.D. in Leadership; 25 years experience in...


REPEAL





Rob Mahrt

CFO

15+ years financial experience working with Booz Allen Hamilton and the federal government. Rob is also a co-...



Ron Manna

Vice-President, Sales

15+ years CPG and retail experience generating multi-million dollar in revenues for Wrigley and Frito-Lay.



Elizabeth Heffernan

Product Development Manager

Over a decade of experience in mixology and corporate hospitality.

Details

The Board of Directors

Director	Occupation	Joined
Elizabeth Heffernan	Owner; Bar Manager @ Room 33	2023
Rob Mahrt	Controller @ Mile 2	2023
Rebecca Styn	President & CEO @ Blind Tiger, Inc.	2022

Officers

Officer	Title		Joined
Elizabeth Heffernan	Secretary		2023
Rob Mahrt	CFO	Treasurer	2023
Rebecca Styn	President	CEO	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Rebecca Styn	7,650,000 Class A	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2021	$3,037		Section 4(a)(2)
07/2021	$75,000		Section 4(a)(2)
07/2021	$90,000		Section 4(a)(2)
03/2022	$75,000		Section 4(a)(2)
12/2022	-$4,077		Section 4(a)(2)
12/2023	$20,000		Section 4(a)(2)
12/2023	$50,000	Safe	Section 4(a)(2)
12/2023	$500,000	Class B	Section 4(a)(2)
12/2023	$6,873		Section 4(a)(2)
01/2024	$25,000	Class B	Section 4(a)(2)
03/2024	$50,000	Class B	Regulation D, Rule 506(b)
06/2024	$30,000		Section 4(a)(2)
11/2024	$69,031		4(a)(6)
12/2024	$95,000	Preferred Stock	Regulation D, Rule 506(b)
12/2024	$200,000	Common Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
07/01/2021	$75,000 ❓	5.0%	20.0%	None	❓
07/01/2021	$90,000 ❓	5.0%	20.0%	None	❓
03/02/2022	$75,000 ❓	5.0%	20.0%	None	❓
06/30/2024	$30,000 ❓			None	

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security ❓	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Seed 1	2,871,913	0	No

Class A Common	7,650,000	7,650,000	Yes
Class B Common	4,059,000	4,059,000	No
Seed 2 Preferred	424,809	424,809	No

Warrants:	0
Options:	789

Form C Risks:

Rob Mahrt, Elizabeth Heffernan and Rebecca Styn are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Brand Awareness: As a relatively new entrant in the market, Blind Tiger might struggle with building brand recognition and loyalty against established non-alcoholic beverage brands.

Production Scaling: Rapid scaling of production to meet demand can lead to operational challenges. This includes maintaining quality control, managing logistics, and ensuring efficient production processes.

Capital Requirements: Expanding our market presence and scaling operations requires significant capital investment. If we are unable to secure necessary funding, it could limit our growth and operational capabilities.

Consumer Preferences: There is a risk that the target market may not fully embrace non-alcoholic cocktails, preferring traditional alcoholic beverages. Changing consumer habits and preferences can be unpredictable.

Distribution Channels: Establishing and maintaining effective distribution channels is crucial. Any disruption or inefficiency in our distribution network could impact product availability and sales.

Marketing Effectiveness: Our marketing strategies need to effectively reach and convert our target audience. Ineffective marketing campaigns could result in lower than expected sales and brand growth.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor’s investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor’s interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the

offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Blind Tiger, Inc.

Pennsylvania Corporation
Organized September 2022
0 employees
2017 South Shore Drive
Erie PA 16505 https://www.blindtigerspiritfree.com

Business Description

Refer to the Blind Tiger, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Blind Tiger, Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄